Mail Stop 0309	March 31, 2005

Mr. Federico G. Cabo
Chief Executive Officer
Xact Aid, Inc.
5655 Lindero Canyon Road, Suite 106
Westlake Village, California 91362

Re:	Xact Aid, Inc.
Amendment No. 3 to Registration Statement on Form SB-2, filed March 21, 2005
      File No. 333-120807

Dear Mr. Cabo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1 and note that the 400,000 shares being registered are issuable under consulting agreements. Please revise your disclosure in the summary to describe this fact. In addition, please revise your prospectus elsewhere to describe the material terms of the consulting agreements, including a brief description of the agreements, when the agreements were entered into and the terms under which the shares are issuable pursuant to the agreements. Please also file the agreements as exhibits to the registration statement. We may have further comments.

Summary of Financial Data, page 5

2. We note your response to comment 4 but we unable to locate the amounts of share capital in your tabular disclosure. Please revise.

Security Ownership of Certain Beneficial Owners and Management,
page
27

3. Please revise this table to add Messrs. Savino and Kirk since they are beneficial owners of more than 5% of your common stock.

Our Business, page 29

4. We note your response to our prior comment 9. Please revise your disclosure to clarify that you are already experiencing delays in the introduction of your products with these potential customers.

Manufacturing and Products, page 30

5. Please describe the material terms of your oral agreement with Tacna International and file a written summary of the oral agreement as an exhibit.

Financial Statements - June 30, 2004

General

6. As previously requested, please have your independent auditors revise their report to include an explanatory paragraph to note that
the financial statements have been restated.    Please refer to AU
420.12.

7. Please label your Balance Sheet, Statement of Operations,
Statement of Changes in Stockholders` Equity (Deficit) and
Statement
of Cash Flows as restated.

Notes to Financial Statements

Note 13 - Restatement of Financial Statements, page F-14

8. Please refer to your disclosures in response to comment 11. Please revise your disclosures to remove the reference to the Securities and Exchange Commission since the audited financial statements were restated to comply with accounting principles generally accepted in the United States. Additionally, the restated financial statements appear to have impacted your Statement of Operations as the weighted average number of common shares outstanding changed, thus changing your per share calculations. Please revise to include the disclosures required by paragraph 37 of
APB No. 20.

Interim Financial Statements - December 31, 2004

9. We have read your response to comment 15, however it appears the cumulative amounts from inception have not been included in your financial statements. Please revise your financial statements to include cumulative amounts from inception financial information.


*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Todd Sherman at (202) 824-5358 or Don Abbott at
(202)
942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at
(202)
824-5304 or John Krug at (202) 942-2979 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Darrin M. Ocasio, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue Of The Americas, 21st Fl.
      New York, New York 10018
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Mr. Federico G. Cabo
March 31, 2005
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